Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund April 2018 Update
May 22, 2018

Supplement dated May 22, 2018 to Prospectus dated May 15, 2017
Class	April ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	1.08%	-4.84%	$6.23M	$999.592
B	1.02%	-5.04%	$63.15M	$814.116
Legacy 1	1.27%	-4.09%	$1.08M	$807.586
Legacy 2	1.25%	-4.17%	$0.38M	$788.079
Global 1	1.32%	-3.56%	$24.22M	$805.710
Global 2	1.30%	-3.65%	$0.93M	$788.232
Global 3	1.15%	-4.22%	$1.80M	$672.846

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened on rising U.S. bond yields.   The British pound weakened as poor economic performance in the first quarter reduced expectations the Bank of England will raise rates during May.  The Japanese yen weakened as continued global growth reduced demand for the safe haven currency.  The New Zealand dollar weakened as New Zealand government bond yields declined and on expectations the central bank will not raise the official cash rate until next year.

Energy:  Crude oil prices moved higher due to OPEC production cuts and the potential for new U.S. sanctions against Iran.  Natural gas and heating oil prices rose due to reduced supplies and forecasts for cooler weather.

Equities: Global equities rose after China’s President Xi Jinping reiterated pledges to open sectors of the Chinese economy to international investment as part of China’s economic globalization.  Positive earnings reports also boosted the markets.

Fixed Income:  Global fixed income markets fell after the Federal Reserve confirmed its commitment to raising rates; several officials are in favor of raising rates at a slightly faster pace than is currently planned.  The markets also reacted to soft economic data in the U.K. and the Bank of England’s cautionary remarks that a rate hike at the next BOE meeting is not assured.

Grains/Foods:  Wheat markets rose over 13% on concerns dry weather in the U.S. southern plains could significantly reduce crop yields.  Corn prices rose after the USDA confirmed U.S. corn planting progress was running behind schedule due to adverse weather and poor ground conditions.  Coffee prices rose on the possibility an upcoming frost season in Brazil could affect supplies.  Cocoa markets declined on an improving crop outlook in the Ivory Coast, a key producer of the crop.

Metals:  Gold and platinum prices declined slightly on U.S. dollar strength.  Copper and base metal prices rose on increasing demand.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended April 30, 2018

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$108,762	-$1,853,681
Change In Unrealized Income (Loss)	1,538,196	-47,546
Brokerage Commission	-34,353	-157,679
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-85,775	-366,051
Change in Accrued Commission	-5,297	4,359
Net Trading Income (Loss)	1,521,533	-2,420,598

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$60,341	$238,028
Interest, Other	13,630	77,372
Income from Securities	-71,190	-1,007,664
Dividend Income	0	0
Total Income (Loss)	1,524,314	-3,112,862

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	4,621
Operating Expenses	20,964	90,091
Organization and Offering Expenses	24,111	103,619
Brokerage Expenses	382,679	1,618,098
Dividend Expenses	0	0
Total Expenses	427,754	1,816,429

Net Income (Loss)	$1,096,560	-$4,929,291

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$98,945,413	$113,483,622
Additions	0	0
Net Income (Loss)	1,096,560	-4,929,291
Redemptions	-2,250,783	-10,763,141
Balance at April 30, 2018	$97,791,190	$97,791,190

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$999.592	6,236.83700	$6,234,295	1.08%	-4.84%
B	$814.116	77,565.60024	$63,147,413	1.02%	-5.04%
Legacy 1	$807.586	1,337.95958	$1,080,518	1.27%	-4.09%
Legacy 2	$788.079	482.22166	$380,029	1.25%	-4.17%
Global 1	$805.710	30,060.77171	$24,220,272	1.32%	-3.56%
Global 2	$788.232	1,179.17853	$929,466	1.30%	-3.65%
Global 3	$672.846	2,674.01098	$1,799,197	1.15%	-4.22%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership